                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                          LOGAN INTERNATIONAL CORP.
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                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
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                        (Title of Class of Securities)


                                 54100P 10 0
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                                (CUSIP Number)


       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               October 23, 1998
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           (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                             Page 2 of 6 Pages

CUSIP No.    54100P 10 0
          ----------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       MFC Bancorp Ltd. (formerly Arbatax International Inc.)
    --------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------

4)  Source of Funds     AF     WC
                    ----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   Yukon Territory, Canada
                                         -------------------------------------

Number of                  (7)  Sole Voting Power          7,640,960
Shares Bene-                                      ----------------------------
ficially                   (8)  Shared Voting Power        70,900
Owned by                                            --------------------------
Each Reporting             (9)  Sole Dispositive Power     7,640,960
Person                                                 -----------------------
With                       (10) Shared Dispositive Power   70,900
                                                         ---------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  7,711,860
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)   71.2%
                                                       -----------------------

14) Type of Reporting Person           CO
                             -------------------------------------------------


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                                                             Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a par value of $0.01 of Logan International Corp. ("Logan"), a Washington corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services segment and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Constable Investments Ltd. ("Constable") is a wholly-owned operating company of MFC organized under the laws of Tortola, British Virgin Islands, and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JF2 4WD. See Item 6 on page 2 of this
Schedule 13D/A for the jurisdiction of organization of MFC.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Constable. Sanne Trust Company Limited ("Sanne") is the corporate secretary of Constable and is a corporation organized pursuant to the laws of the Channel Islands. Sanne operates as a corporate secretary and nominee and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.


                            RESIDENCE OR               PRINCIPAL
NAME                      BUSINESS ADDRESS             OCCUPATION          CITIZENSHIP
--------------------------------------------------------------------------------------
Michael J. Smith       6 Rue Charles-Bonnet,        Director, President      British
                       1206 Geneva, Switzerland     and Chief Executive
                                                    Officer of MFC
--------------------------------------------------------------------------------------
Roy Zanatta            2 Stratford Place            Director and             Canadian
                       London, England              Secretary of MFC
                       United Kingdom, W1N 9AE
--------------------------------------------------------------------------------------
Sok Chu Kim            1071 - 59 Namhyun-Dong,      Director of Korea        Korean
                       Gwanak-Kn, Seoul, Korea      Liberalization Fund Ltd.
--------------------------------------------------------------------------------------
Julius Mallin          256 Jarvis Street,           Retired Businessman      Canadian
                       Apt. 8D, Toronto, Ontario,
                       Canada  M5B 2J4
--------------------------------------------------------------------------------------
Oq-Hyun Chin           3,4 Floor, Kyung Am Bldg.,   Business Advisor,        Korean
                       831-28 Yeoksam-Dong,         The Art Group Architects
                       Kangnam-Ku, Seoul, Korea     & Engineers Ltd.
--------------------------------------------------------------------------------------
Diana Beaumont         La Seigneurie, Sark,         Corporate Director       British
                       Channel Islands
--------------------------------------------------------------------------------------
Jonathan Charles       La Jaspellerie, Sark,        Hotelier                 British
Brannam                Channel Islands
--------------------------------------------------------------------------------------

                                                             Page 4 of 6 Pages

During the last five years, neither MFC nor, to the knowledge of MFC, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Constable has paid an aggregate of approximately $13,471 or approximately $0.19 per share for 70,900 shares of common stock in the capital of Logan. The purchase price was paid from Constable's cash reserves. MFC has paid an aggregate of approximately $72,525 for 168,183 shares of common stock in the capital of Logan. The purchase price was paid from MFC's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

MFC and Constable have acquired the shares of Logan for investment purposes. At this time, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have the intention of acquiring additional shares of Logan, although MFC reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A dated December 20, 1996 filed by MFC, MFC was the beneficial holder of 7,472,777 shares of common stock of Logan. On January 22, February 28, March 31, June 30, and September 26, 1997, MFC acquired 121,000, 11,000, 7,000, 9,183 and 20,000 shares, respectively, of common stock of Logan at prices ranging from approximately $0.27 to $0.49 per share or an aggregate purchase price of approximately $72,525. On October
23, 1998, Constable acquired 70,900 shares of common stock of Logan for approximately $0.19 per share or an aggregate purchase price of approximately $13,471. As a result, MFC has the sole power to direct the vote and disposition of a total of 7,640,690 shares of common stock of Logan and shares the power to direct the vote and disposition of 70,900 shares of common stock of Logan with Constable, which represents approximately 71.2% of the issued and outstanding shares of common stock of Logan.

To the knowledge of MFC, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of Logan, nor did they or MFC effect any transactions in such shares during the past 60 days, except as disclosed herein.

                                                             Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                                             Page 6 of 6 Pages


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      October 30, 1998
                                           -----------------------------------
                                                           (Date)

                                                      MFC BANCORP LTD.

                                           By:      /s/ Michael J. Smith
                                           -----------------------------------
                                                        (Signature)

                                                Michael J. Smith, President
                                           -----------------------------------
                                                      (Name and Title)